

11016690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

FEB 23 2011

Washington, DC
110

SEC FILE NUMBER
8- 66523

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING____1/1/2010_____ AND ENDING_____12/31/2010_____
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Base Securities, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
131922
FIRM I.D. NO.

1250 Woodbranch Park Dr. , Suite 100
(No. and Street)

Houston	Texas	77079
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alberto Jaime   (713) 877-8615
                                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

4421 Wanda Lane	Flower Mound	Texas	75022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, ___Alberto Jaime_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Base Securities, Inc._____ , as of ___December 31_____ , 20 _10___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
                                                  Signature

_____
_____
Notary Public   Alberto Jaime, CCO
                                    Title

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 18, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BASE SECURITIES, LLC

FINANCIAL REPORT

DECEMBER 31, 2010

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Members
Base Securities, LLC

We have audited the accompanying statement of financial condition of Base Securities, LLC as of December 31, 2010, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Base Securities, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 12, 2011

1

BASE SECURITIES, LLC
Statement of Financial Condition
December 31, 2010

ASSETS

Cash	$	34,690
Receivable from clearing broker/dealer		806,388
Receivable from FCM		12,563
Clearing deposit		100,000
Deposit with FCM		20,000
Property and equipment, net		4,481
TOTAL ASSETS	$	978,122

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable	$	409
Members' Equity		977,713
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	978,122

BASE SECURITIES, LLC
Statement of Income
Year Ended December 31, 2010

Revenue

Securities commissions	$ 162,823
Commodities commissions	210,998
Interest income	6,504
TOTAL REVENUE	380,325

Expenses

Compensation and related costs	382,165
Clearing and other charges	38,981
Communications	38,088
Occupancy and equipment	19,172
Interest expense	206
Professional fees	58,713
Services fees	39,046
Other expenses	22,696
TOTAL OPERATING EXPENSES	599,067
NET LOSS	$ (218,742)

BASE SECURITIES, LLC
Statement of Changes in Members' Equity
Year Ended December 31, 2010

Members' equity, December 31, 2009	$	1,196,455
Net loss		(218,742)
Members' equity, December 31, 2010	$	977,713

BASE SECURITIES, LLC
Statement of Cash Flows
Year Ended December 31, 2010

Cash flows from operating activities:

Net loss	$ (218,742)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	1,040
Change in assets and liabilities	
Decrease in receivable from clearing broker/dealer	112,085
Decrease in receivable from FCM	45,160
Decrease in receivable from IRS	67,708
Decrease in prepaid federal income tax	5,000
Decrease in accounts payable	(2,135)
Decrease in commissions payable	(24,668)
Net cash used in operating activities	(14,552)

Cash flows from investing activities:

Purchase of property and equipment	(3,483)
Net decrease in cash	(18,035)
Cash at beginning of year	52,725
CASH AT END OF YEAR	$ 34,690

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 206
Income taxes	$ -

Note 1 - <u>Nature of Business and Summary of Significant Accounting Policies</u>

Nature of Business:

Base Securities, LLC (Company) was organized in February 2004 as a Texas limited liability company. The Company was registered with the Securities and Exchange Commission (SEC) as a broker/dealer in securities. The Company was a member of the Financial Industry Regulatory Authority (FINRA) and is registered as an introducing broker with the Commodities Futures Trading Commission (CFTC) and the National Futures Association. Management of the Company decided to terminate its registration with FINRA and the SEC on November 30, 2010. The termination was finalized and accepted by the SEC and FINRA on February 1, 2011. The Company's customers are primarily high net worth individuals located in Mexico.

While registered as a broker/dealer with FINRA and the SEC, the Company operated pursuant to section (k)(2)(ii) exemptive provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, and accordingly, was exempt from the remaining provisions of that Rule. The Company did not hold customer funds or securities, but as an introducing broker or dealer, cleared all transactions on behalf of customers on a fully disclosed basis through a clearing broker/dealer. The clearing broker/dealer carried all of the accounts of the customers and maintains and preserved all related books and records as are customarily kept by a clearing broker/dealer. Under these exemptive provisions, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not required.

The Company introduces all customers on a fully disclosed basis to a futures commission merchant (FCM) and promptly transmits all customer funds to the FCM. The FCM carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a FCM.

Significant Accounting Policies:

<u>Use of Estimates</u>

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (ontinued)

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Cash Equivalents

Money market funds and highly liquid investments, generally government obligations and commercial paper, with an original maturity of three months or less that are not held for sale in the ordinary course of business are reflected as cash equivalents in the accompanying statement of financial condition and for purposes of the statement of cash flows.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation. Depreciation is provided for using the straight-line method over the estimated useful lives of five to seven years.

Security Transactions

Security transactions and the related commission revenue and expenses are recorded on a trade date basis.

Commodities Transactions

Commodity transactions and the related commission revenue and expenses are recorded on a trade date basis.

Income Taxes

The Company has elected to be taxed as a corporation for federal income tax purposes. The Company is also subject to state income taxes.

The Company has adopted financial reporting rules regarding recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company has reviewed all open tax years and concluded that there is no impact on the Company's financial statements and no tax liability resulting from unrecognized tax benefits relating to uncertain income tax positions taken or expected to be taken on a tax return. As of December 31, 2010, open Federal tax years include the tax years ended December 31, 2007 through December 31, 2009.

Note 2 - Transactions with Clearing Broker Dealer and FCM

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement requires minimum charges totaling $2,500 per month. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

The agreement with the FCM requires the Company to maintain a minimum of $20,000 as a deposit in an account with the FCM.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the net capital provisions of Regulation 1.10(d)(2) of the Commodity Futures Trading Commission Act of 1974, and is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2010, the Company had net capital and net capital requirements of $940,665 and $100,000, respectively. The Company's net capital ratio was 0.00 to 1.

Note 4 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Furniture and fixtures	$	4,126
Office equipment		8,252
		12,378
Accumulated depreciation		(7,897)
	$	4,481

Depreciation expense for the year was $1,040 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 5 - Income Taxes

The Company files its income tax return on the cash basis. Under this method, the Company has a current year tax loss; therefore, there is no provision for current income taxes. The Company has a net operating loss carry forward of approximately $205,000 available to offset future taxable income which expires in 2030. The net operating loss carry forward creates a deferred tax asset of approximately $31,000; however, the entire amount has been offset by valuation allowance, therefore, there is no deferred tax asset recognized in the accompanying statement of financial condition.

Note 6 - Office and Administrative Services Agreement

The Company entered into an office and administrative services agreement (Agreement) with a third party (Service Company) effective February 15, 2005. Under the Agreement, the Service Company provides management and back office services, personal property and office space for the Company and incurs general expenses for benefit of the Company. The Agreement requires the Company to pay a proportional allocation services fee $1,000 per month, as base compensation for the proportional costs incurred by the Service Company on behalf the Company, plus additional amounts for overhead expenses, as determined by the Service Company. Rent and service fees paid to the Service Company totaled $17,973 and $39,047, respectively, for the year ended December 31, 2010. The Agreement had an initial one year term and shall be automatically for successive one year terms unless terminated by either party upon thirty days written notice.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk (continued)

The Company is responsible for the credit risk of the customers it introduces to, and which are carried on a fully disclosed basis on the books of, its clearing FCM. The Company's customers are primarily individual investors. To reduce its risk, the Company requires its customers to meet, at a minimum, the greater of the margin requirements established by each of the exchanges at which contracts are traded or the margin requirement established by its clearing FCM. Margin is a good faith deposit from the customer which reduces risk to the Company of failure on behalf of the customer to fulfill any obligations under these contracts. In addition, the Company monitors its exposure to the risk of loss daily on an account-by-account basis and adjusts margin requirements as needed. Under certain circumstances, customers may be required to deposit additional funds, securities or other collateral. In order to reduce the risk of loss, the Company may satisfy margin requirements by liquidating certain customer positions. Management believes that the margin deposits and collateral held at December 31, 2010, were adequate to minimize the risk of material loss which could be created by positions held at that time.

The Company has a receivable from and clearing deposit held by or due from the Company's clearing broker/dealer totaling of $906,388 or approximately 93%, of its total assets.

Note 8 - Subsequent Events

Management of the Company decided to terminate its registration with FINRA and the SEC on November 30, 2010. The termination was finalized and accepted by the SEC and FINRA on February 1, 2011.

The Company terminated the agreement with the clearing broker/dealer and the clearing deposit was returned to the Company in January 2010.

In January 2011, the Company and the Service Company amended the offices and administrative services agreement (Agreement). The base proportional allocation services fee under the Agreement increased to $4,950 per month.

Note 8 - Subsequent Events (continued)

In February 2011, the Company and the Service Company entered into a non-cancelable sub lease agreement for office space ending May 2016. Future minimum lease payments due for each of the years ending December 31 are as follows:

2011	$	3,661
2012		6,276
2013		6,276
2014		6,276
2015		6,276
Thereafter		2,615
	$	31,380

The Company has evaluated subsequent events through February 12, 2011, the date which the financial statements were available to be issued.

Schedule I

BASE SECURITIES, LLC
Computation of Net Capital and Aggregate Indebtedness
Pursuant to Rule 15c3-1
December 31, 2010

Total members' equity qualified for net capital	$	977,713
Deductions and/or charges		
Non-allowable assets:		
Receivable from FCM		12,563
Deposit with FCM		20,000
Property and equipment, net		4,481
Total deductions and/or charges		37,044
Net Capital before haircuts on securities		940,669
Haircut on other securities		4
Net Capital	$	940,665
Aggregate indebtedness		
Accounts payable	$	409
Total aggregate indebtedness	$	409
Computation of basic net capital requirement		
Minimum net capital required (greater of $100,000 or		
6 2/3% of aggregate indebtedness)	$	100,000
Net capital in excess of minimum requirement	$	840,665
Ratio of aggregate indebtedness to net capital		0.00 to 1

Note: The above computation does not differ from the computation of net capital
under Rule 15c3-1 as of December 31, 2010 as filed by Base Securities, LLC
on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5(G)(1)

To the Members
Base Securities, LLC

In planning and performing our audit of the financial statements of Base Securities, LLC (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PHILLIP V. GEORGE, PLLC

Flower Mound, Texas
February 12, 2011